

Mail Stop 3561

October 25, 2016

Karen L. Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, California 94608

  Re: **Jamba, Inc.**
     Form 10-K for Fiscal Year Ended December 29, 2015
     Filed March 14, 2016
     Form 8-K filed August 4, 2016
     File No.001-32552

Dear Ms. Luey:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Lyn Shenk

         Lyn Shenk
         Branch Chief
         Office of Transportation and Leisure